                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549


                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT


                                In respect of its
                   US $100,000,000 Zero Coupon Notes due 2030


                    Filed pursuant to Rule 3 of Regulation BW


                               Dated: May 18, 2000

         The following information regarding the US $100,000,000 Zero Coupon Notes due 2030 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 16, 1999) is already on file with the Securities and Exchange Commission.

     Item 1. DESCRIPTION OF OBLIGATIONS

          (a)  US $100,000,000 Zero Coupon Notes due 2030.

          (b)  Zero Coupon (the issue price will be 11.611514% of par).

          (c) Maturing May 1, 2030. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d)  Not applicable.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f)  Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h)  See Prospectus, pages 6-10.

          (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

     Item 2. DISTRIBUTION OF OBLIGATIONS

         As of May 17, 2000, the Bank entered into a Terms Agreement (attached hereto as Exhibit B) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating US $100,000,000 at 11.611514% of par, less commissions of 0.10%. The Notes are offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about May 19, 2000.

         The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

         The Manager proposes to offer all the Notes to the public at the public offering price of 11.611514%.

     Item 3.  DISTRIBUTION SPREAD



              Price to                  Selling Discounts     Proceeds to the
               PUBLIC                   AND COMMISSIONS            BANK (1)

       Per Unit: 11.611514%                   0.10%             11.511514%
       Total: USD 11,611,514               USD 100,000        USD 11,511,514

     Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

     Item 5. OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6. APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

     Item 7. EXHIBITS

          A.   Pricing Supplement dated May 17, 2000.

          B.   Terms Agreement dated May 17, 2000.

------------------------
(1)  Without deducting expenses of the Bank, which are not yet known.

                                                                    EXHIBIT A

                               PRICING SUPPLEMENT
                                       AND
                             SUPPLEMENTAL PROSPECTUS

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY


                                     No: 839


                   US $100,000,000 Zero Coupon Notes due 2030


                             Issue Price: 11.611514%


                               Merrill Lynch & Co.


               The date of this Pricing Supplement is May 17, 2000

          This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility and to provide information supplemental to the Prospectus referred to below.

          This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

          The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.



1.   No.:                                      839

2.   Aggregate Principal Amount:               US $100,000,000

3.   Issue Price:                              11.611514%

4.   Issue Date:                               May 19, 2000

5.   Form of Notes
     (Condition 1(a)):                         Registered only

6.   Authorized Denomination(s)
     (Condition 1(b)):                         US $1,000 and integral multiples of
                                               US $1,000

7.   Specified Currency
     (Condition 1(d)):                         United States dollars (US $)

8.   Maturity Date
     (Condition 6(a)):                         May 1, 2030

9.   Interest Basis
     (Condition 5):                            Zero Coupon

10.  Zero Coupon
     (Condition 5(II) and (III)):


                                      -2-

     (a)  Amortization Yield:                  7.454%

     (b)  Reference Price:                     11.611514%

     (c)  Basis:                               Compounded at annual intervals

11.  Relevant Financial Center:                New York

12.  Relevant Business Day:                    New York

13.  Governing Law:                            New York

14.  Issuer's Optional Redemption
     (Condition 6(e)):                         No

15.  Early Redemption at the Option
     of the Noteholders:                       No

OTHER RELEVANT TERMS

1.   Listing (if yes, specify Stock
     Exchange):                                None

2.   Details of Clearance System
     Approved by the Bank and the
     Global Agent and Clearance and
     Settlement Procedures:                    DTC

3.   Syndicated:                               No

4.   Commissions and Concessions:              0.10% of the aggregate principal amount
                                               of the Notes

5.   Codes:

     (a)  Common Code:                         11175767

     (a)  ISIN:                                US45905UBH68

     (b)  CUSIP:                               45905UBH6

6.   Identity of Dealer(s)/Manager(s):         Merrill Lynch, Pierce, Fenner & Smith
                                                  Incorporated

7.   Provisions for Registered Notes:


                                      -3-

     (a)  Individual Definitive
          Registered Notes
          Available on Issue Date:             No.  Interests in the DTC Global Note will be
                                               exchangeable for Definitive Registered Notes only
                                               in the limited circumstances described in the
                                               Prospectus.

     (b)  DTC Global Note(s):                  Yes; one

8.   Other Address at which Bank
     Information Available:                    None


GENERAL INFORMATION

          The Bank's latest Information Statement was issued on September 16, 1999.

SUPPLEMENTAL PROSPECTUS INFORMATION

          The following discussion supplements and, to the extent inconsistent therewith, replaces the discussion set forth in the Prospectus under the heading "Tax Matters". This discussion deals only with the Notes included in the issuance that is the subject of this Pricing Supplement. This discussion deals only with Notes held as capital assets by the initial purchasers and not with special classes of holders, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, life insurance companies, tax-exempt organizations, persons that own Notes as part of a straddle or conversion transaction for United States federal income tax purposes, persons that own Notes that are a hedge or that are hedged against interest rate or currency risks, persons whose functional currency for United States federal income tax purposes is not the U.S. dollar and persons that are not "U.S. Holders" (as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

          Prospective purchasers of Notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the ownership of the Notes.

          For purposes of this discussion, a "U.S. Holder" is a beneficial owner of a Note who or that is (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

          ORIGINAL ISSUE DISCOUNT. In general, individuals and other cash basis U.S. holders of Notes will not be required to accrue and include in income currently the original issue discount on the Notes, as specially defined below for the purposes of this discussion, for United States federal income tax purposes unless such holders elect to do so. Accrual basis taxpayers, taxpayers in special classes, including, but not limited to, regulated investment companies, common trust funds, and a certain type of pass-through entity, or cash basis taxpayers who so elect will be required to accrue the original issue discount on the Notes on either a straight-line basis or under the constant-yield method, based on daily compounding. Gain realized on the sale or retirement of Notes by U.S. Holders not required and not electing to include original issue discount in income currently will be ordinary income to the extent of the accrued original issue discount, which will be determined on a straight-line basis unless such holders make an election to accrue the original issue discount under the constant-yield method, through the date of sale or retirement. U.S. Holders not required and not electing to accrue original issue discount on their Notes will be required to defer deductions for interest on borrowings allocable to the Notes in an amount not exceeding the deferred income until the deferred income is realized.

          The amount of original issue discount on a Note for purposes of the foregoing rules will equal the excess of the amount payable at the Note's maturity over the U.S. Holder's federal income tax basis in the Note.

          SALE OR RETIREMENT OF THE NOTES. U.S. Holders that are required or elect to accrue original issue discount on the Notes will increase their federal income tax basis in the Notes by the amount of original issue discount so accrued.

                                    INTERNATIONAL BANK FOR RECONSTRUCTION
                                    AND DEVELOPMENT

                                    By:__________________________________
                                             Authorized Officer

                                                                    EXHIBIT B

                          TERMS AGREEMENT NO. 839 UNDER
                                  THE FACILITY

                                                                 May 17, 2000

International Bank for Reconstruction
         and Development
1818 H Street, N.W.
Washington, D.C.  20433

          The undersigned agrees to purchase from you (the "Bank") the Bank's US$100,000,000 Zero Coupon Notes due 2030 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 10:00 a.m. New York time on May 19, 2000 (the "Settlement Date") at an aggregate purchase price of US$11,511,514 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

          When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

          The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

          The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

          Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated.

     1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 11.611514% less a gross underwriting commission of 0.10% of the principal amount).

     2. The purchase price specified above will be paid on the Settlement Date by the Dealer (against delivery of the Notes to an account designated by the Dealer) to Citibank, N.A. London Branch (DTC Account No. 2952) as custodian for Cede & Co., as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

     3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions that it has requested.

     4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

     5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned that have arisen prior to such termination.

          For purposes hereof, the notice details of the undersigned are as follows:

                           Merrill Lynch & Co.
                           World Financial Center
                           250 Vesey Street, 15th Floor
                           New York, N.Y. 10281

                           Attention: Transaction Management Group
                           Telephone: 212-449-7476
                           Fax: 212-449-2331

          All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

          This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                          MERRILL LYNCH, PIERCE,
                                          FENNER & SMITH INCORPORATED

                                          By:__________________________________
                                             Name:
                                             Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT

By:__________________________________
   Name:
   Title: Authorized Officer


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